PE 3/10/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005732

March 10, 2014

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 3-10-14

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: Target Corporation

Dear Ms. Seidel:

This is in regard to your letter dated March 10, 2014 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in Target's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Target therefore withdraws its February 7, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: John Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center ▾ 90 South Seventh Street
Minneapolis ▾ Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

March 10, 2014

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Target Corporation – Withdrawal of No-Action Request with Respect to the Shareholder Proposal Submitted by Harrington Investments, Inc.

Ladies and Gentlemen:

On February 7, 2014, we submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") on behalf of Target Corporation (the "Company") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal and supporting statement (the "Proposal") filed by Harrington Investments, Inc. (the "Proponent") may be omitted from the proxy materials for the Company's 2014 Annual Meeting of Shareholders.

The Company received notification from the Proponent on March 10, 2014 that it withdraws the Proposal. Based on the withdrawal of the Proposal by the Proponent, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to the Proponent. The withdrawal notification from the Proponent is attached as **Exhibit A.**

Please contact me at (612) 766-7769 if I can be of any further assistance in this matter.

Very truly yours,

Amy C. Seidel
Partner

Enclosure
cc: Dave Donlin
Andrew J. Neuharth
John Harrington

dms.us.53802102.01

EXHIBIT A

Withdrawal of Stockholder Proposal by Proponent

HARRINGTON
INVESTMENTS, INC.

March 10, 2014

<u>Via email</u>

David Donlin
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

RE: Withdrawal of Stockholder Proposal

Dear Mr. Donlin:

This letter is confirmation that I, John Harrington, President and CEO of Harrington Investments, Inc., agree to withdraw the stockholder proposal submitted to Target Corporation for consideration at its 2014 Annual Stockholders' Meeting. We have reached a satisfactory resolution with Target pursuant to the letter that I received from you, dated March 7, 2014. We hereby withdraw this proposal in its entirety as of the date hereof.

Sincerely,

John Harrington
President & CEO, Harrington Investments, Inc.

cc: Sanford Lewis
SEC

1002 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

FaegreBD.com

FAEGRE BAKER DANIELS

USA • UK • CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center • 90 South Seventh Street
Minneapolis • Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

February 7, 2014

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Harrington Investments, Inc. Regarding Human Rights Oversight

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders scheduled for June 11, 2014 (the "2014 Proxy Materials") a shareholder proposal (the "Proposal") from Harrington Investments, Inc. (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2014 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2014 Proxy Materials on or about April 28, 2014.

The Proposal

The Company received the Proposal on October 8, 2013. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> Resolved: Shareholders request that the Board of Directors expressly delineate responsibilities of a board committee to address oversight of human rights issues, either by delegating those responsibilities explicitly to the Corporate Responsibility Committee (CRC), or establishing a separate board committee on human rights.

Bases for Exclusion

We hereby respectfully request the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal contains unsubstantiated and misleading references to non-public materials that the Proponent has not made available to the Company for evaluation;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and materially false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Analysis

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because The Proposal Contains Unsubstantiated And Misleading References To Non-Public Materials That The Proponents Have Not Made Available To The Company For Evaluation.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." Specifically Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-

8(i)(3). For example, in Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14"), the Staff explained whether a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?
>
> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under [R]ule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

In making references to external sources, shareholder proponents are subject to the same standards that apply to companies under Rule 14a-9. When a company references external sources that are not publicly available in proxy materials, the Staff generally requires the company to provide copies of the source materials in order to demonstrate that the references do not violate Rule 14a-9. For example, in an August 2, 2011 comment letter to Forest Laboratories, Inc., the Staff commented on the company's definitive additional proxy soliciting materials, which contained a presentation in which statements were attributed to a Jeffries Research report. In evaluating the assertions made in the presentation, the Staff stated:

> Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

When the company failed to provide the Jeffries Research materials as requested, the Staff reissued its comments in part, instructing the company either to provide the requested supporting materials to the Staff or to submit an additional filing informing shareholders that the company was unable to provide such support. As the Staff explained, "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a)." *Forest Laboratories, Inc.* (Aug. 12, 2011).

Similarly, in a July 21, 2006 comment letter to H.J. Heinz Company regarding that company's definitive additional proxy materials, the Staff instructed the company to "[p]lease provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006." As the Staff further explained:

> We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that [*sic*] you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Likewise, in the shareholder proposal context, the Staff has recently confirmed that shareholder proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff reiterated its position in SLB 14 that website references are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that a reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (Mar. 7, 2012) (same); *The Western Union Co.* (Mar. 7, 2012) (same).

Here, the Proposal cites to a website that is non-operational. The website cited in footnote 5 directs the user to a webpage that, as of the date of this letter, cannot be found, a screen shot of which is attached hereto as Exhibit B. Accordingly, the information on that website is not available for the Company to evaluate, and thus is excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because Substantial Portions Of The Supporting Statement Contain False And Misleading Statements In Violation Of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." Specifically Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B"), the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

A. The Proposal Contains Materially False and Misleading Statements

As indicated above, in SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the Staff has permitted companies to exclude shareholder proposals where the proposal or supporting statement contained key factual statements that were materially false or misleading.

The Proposal is materially false and misleading in the following respects:

- In the ninth recital clause of the Proposal, the Proponent states that "[the] Company [has] acknowledged the salient risks of ongoing unauthorized subcontracting, or other methods of suppliers cheating audit inspections," citing to page 40 of the Company's 2012 Corporate Responsibility Report. Page 40 of the Company's 2012 Corporate Responsibility Report does refer to unauthorized subcontracting, but makes no reference to "other methods of suppliers cheating audit inspections." A copy of page 40 from the Company's 2012 Corporate Responsibility Report is attached hereto as Exhibit C. Accordingly, the Proposal's statement about this aspect of human rights violation risk is materially misleading in that it improperly attributes a statement to the Company that the Company did not make.

- More significantly, the website referred to in footnote 4 of the Proposal refers to an article or articles that have nothing to do with the Company. The specific website address directs users to a landing page containing a list of articles (*see* Exhibit D). It is unclear which article the Proponent intends to refer to as support for his statement that "since 2011 Target has been featured in two high profile reports and media campaigns alleging factory worker beatings, death threats, and sexual abuse of young women in supply chains in Bangladesh," the statement to which footnote 4 is attached. In fact, upon running a search for "Target" in the "Search the Site" function on the website, the first article (*see* Exhibit E) listed addresses the subject matter of the statement (i.e., factory worker abuse in Bangladesh); however, it refers to an Australian retailer named Target that has no affiliation with the Company. The Company has no retail or sourcing operations in Australia. *See* the "Geographic Information" section on page 4 of the Company's annual report on Form 10-K, which states "[t]hrough 2012, all of our revenues were generated within the United States. Beginning in fiscal 2013, a modest percentage of our revenues will be generated in Canada."

  It appears that the Target referred to in the cited article is Target Australia Pty Ltd ("Target Australia"). The website for Target Australia is www.target.com.au, and, although its website and branding are confusingly similar to the Company's, it specifically states that "Target Australia Pty Ltd is part of the Wesfarmers Ltd group and has no affiliation with Target Corporation US."

Accordingly, the citation in footnote 4 refers to an entity that is separate and distinct from the Company, and therefore is materially misleading.

For these reasons, the Proposal is objectively false and materially misleading in violation of Rule 14a-9 and therefore is excludable under Rule 14a-8(i)(3).

B. Revision is Permitted Only in Limited Circumstances

While the Staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB 14B. As the Staff noted in SLB 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." As evidenced by the false and misleading portions of the Proposal discussed above, including a reference to an entity bearing the same name as, but being separate and distinct from, the Company, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). As a result, the entire Proposal may be omitted under Rule 14a-8(i)(3), and the Proponent should not be given the opportunity to revise it.

III. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(10) Because The Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 at §II.E.6. (Aug. 16, 1983). *See also Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); *The Dow Chemical Co.* (Mar. 5, 2008); *Johnson & Johnson* (Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company already had published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (Mar. 29, 1999).

As part of the Company's mission to ensure that its products are produced ethically and in accordance with local laws and the Company's Standards of Vendor Engagement, the Company agrees that human rights issues are important and should be overseen by a Board committee. In fact, the Company's 2012 Corporate Responsibility Committee (the "CRC"), currently exercises this oversight responsibility. As disclosed on page 16 in the Company's 2013 Proxy Statement, the CRC "reviews and evaluates ... corporate social responsibility and reputation management programs" and "is primarily responsible for assessing and managing reputational risk." This oversight derives from the Corporate Responsibility Committee Position Description (i.e., its charter), which states that the CRC "[a]ssist management in identifying and determining an appropriate response to emerging public issues critical to achievement of the Corporation's strategic objectives related to its constituencies, including its guests, team members, shareholders and communities" and "[o]versee the Corporation's programs in response to previously identified public issues." *See* Exhibit F.

The Company's 2012 Corporate Responsibility Report, which is overseen and evaluated by the CRC as part of its duties to oversee public issues, specifically addresses human rights. *See* page 115 of the 2012 Corporate Responsibility Report, which provides page references connecting the Global Reporting Initiative (GRI) Human Rights disclosures to the disclosures in the Corporate Responsibility Report (*see* Exhibit G).

The Proposal specifically indicates that the CRC is an acceptable owner of this Board oversight responsibility. As a result, the Company has substantially implemented the Proposal's request to expressly delineate oversight of human rights issues to a Board committee.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter.

Please feel free to call me at 612-766-7769, or Andrew J. Neuharth, Senior Corporate Counsel of Target Corporation, at 612-696-2843, if we can be of any further assistance in this matter.

Thank you for your consideration.

Regards,

FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

cc: Andrew J. Neuharth
Senior Corporate Counsel
Target Corporation

John Harrington, President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Exhibit A
Proposal

HARRINGTON
INVESTMENTS, INC

Rec'd 12/5/2013

December 4, 2013

Corporate Secretary
Target Corporation
1000 Nicollet Mall, Mail Stop TPS-2670
Minneapolis, MN 55403

Dear Corporate Secretary,

As a beneficial owner of Target Corporation company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Target Corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

Whereas, the risks to our company of complicity in Human Rights violations are significant, and as one of the largest retailers in the world, we have significant leverage for addressing and effecting Human Rights compliance throughout the industry;

Whereas, Target acknowledges, as a founding member of both the Sustainable Apparel Coalition and the Alliance for Bangladesh Worker Safety, addressing human rights issues in its international supply chain is a "business imperative and opportunity"[1] requiring leadership, resources, and funding;

Whereas, Bangladesh represents only a very small fraction of our company's suppliers as we source products from more than 3,500 registered factories in more than 50 countries;

Whereas, although part of a multi-corporation $20 million settlement for sweatshop conditions in Saipan in the early 2000's, Target's supply chain continues to be implicated human rights abuses[2] including allegations of forced confinement of workers, mandatory pregnancy testing, and violations of freedom of association in El Salvador, and many specific factory violations in China[3];

Whereas, since 2011 Target has been featured in two high profile reports and media campaigns alleging factory worker beatings, death threats, and sexual abuse of young women in supply chains in Bangladesh[4] and Jordan[5];

Whereas, since our company began reporting on workplace conditions and human rights in 2010, reports have included increasing instances of violations of wage, safety, and health issues[6];

Whereas, in 2012 conditions at more than 40% of our supplier factories were found to be not acceptable in those reports, and critical human rights violations were uncovered in almost 20% of inspected factories[7];

Whereas, in China alone in 2012, working conditions in 50% of suppliers were found not acceptable and 65% of our suppliers were found engaging in wage violations[8];

Whereas, our Company acknowledges the salient risks of ongoing unauthorized subcontracting, or other methods of suppliers cheating audit inspections[9];

Whereas, while we have an entire subsidiary company, Target Sourcing Services, employing more than 1200 people working with our supply chain, our Board of Directors has no explicit charge for oversight of the many Human Rights issues facing the company; be it therefore

Resolved: Shareholders request that the Board of Directors expressly delineate responsibilities of a board committee to address oversight of human rights issues, either by delegating those responsibilities explicitly to the Corporate Responsibility Committee (CRC), or establishing a separate board committee on human rights.

<u>Supporting Statement</u>

As described above, our company has ongoing problems with human and labor rights and has been unable to reasonably limit social injury resulting from our company's business operations. directors fulfill their fiduciary duty to protect the human and labor rights of all the company's stakeholders.

---

[1] [illegible]
[2] MSCI/ESG Research, Nov 2012
[3] [illegible]
[4] [illegible]
[5] [illegible]
[6] Target 2012 Corporate Responsibility Report, pp 51-52
[7] Ibid. p 45
[8] Ibid.
[9] Target 2012 Corporate Responsibility Report, p 40

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

December 4, 2013

Corporate Secretary
Target Corporation
1000 Nicollet Mall, Mail Stop TPS-2670
Minneapolis, MN 55403

RE: Account XXXX** FISMA & OMB Memorandum M-07-16 ***
Harrington Investments

Dear Secretary:

Please accept this letter as confirmation of ownership of 100 shares of Target Corporation common stock (Symbol: TGT) in the account referenced above. These shares have been held continuously since initial purchase on 11/27/2012.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 6:30am and 8:00pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923

Exhibit B
Footnote 5 Website Screenshot

Footnote 5:

http://globallabourrights.org/admin/reports/files/110624-Hanes-and-Target-Linked-to-Sexual-Abuse.pdf


http://www.globallabourrights.org/admin/reports/files/110624-Hanes-and-Target-Linked-to-Sexual-Abuse.pdf
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Exhibit C
2012 Corporate Responsibility Report (excerpt)



2012



2012 Corporate Responsibility Report




TAKE CHARGE OF EDUCATION
SCHOOL LIBRARY MAKEOVERS

Challenges

While we continued to make significant progress in 2012, we face several significant and persistent challenges. Two of our most significant challenges include traceability and unauthorized subcontracting.

Traceability

A long-term challenge for the retail industry is tracking the origin of all product components. In some cases, this requires looking several layers into the supply chain to understand how raw materials are produced and/or harvested.

This challenge was brought to the forefront in 2012 with the Conflict Minerals Rule under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Conflict Minerals rule will require many businesses to track the origin of certain minerals used in products that could be sourced from conflict zones, particularly the Democratic Republic of Congo. Target is actively working to understand what products could be covered by the rule and how to ensure compliance. We see the Conflict Minerals work as something that will, in the long run, provide us with broader supply chain visibility into a wider range of products.

Unauthorized Subcontracting

Unauthorized subcontracting of primary production is a significant issue for brands and retailers, and we are actively working to reduce this risk.

Our policy is that any subcontracting by factories or vendors should be communicated to Target to give us appropriate oversight of the standards in the subcontracted factory. Subcontracting is not always properly reported. Target has longstanding practices in place that help us identify unreported subcontracting by evaluating production capacity and production records versus planned production.

In 2013, we will pilot advanced procedures for investigating unreported subcontracting. We also will increase penalties for vendors and factories that subcontract without notifying Target. Finally, we will continue to encourage vendors to be open with us and to proactively communicate any challenges that would require the support of additional factories.

Exhibit D
Footnote 4 Website Screenshot

Footnote 4:
http://www.globallabourrights.org/press?id=0555



Press Institute for Global

www.globallabourrights.org/press?id=0555

INSTITUTE FOR GLOBAL LABOUR AND HUMAN RIGHTS

Target

Press

Press

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Today the Institute for Global Labour and Human Rights and our partner CEADEL in Guatemala are releasing a new report as part of a joint campaign to hold major U.S. and Canadian apparel companies accountable

Factory for Wal-Mart, JCPenney Goods Shortchanged Guatemalan Workers, Report Says
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Taking a simple stand on corporate responsibility
MOOSE JAW TIMES HERALD | BY JOEL VAN DER VEEN | OCTOBER 07, 2013
"Think of the last pair of jeans you bought. In my case, they came from Gap. Now try to picture, in your mind, the garment worker who made them."

Gap, Old Navy, and the Living Hell of a Bangladeshi Sweatshop
SAN DIEGO FREE PRESS | BY SARAH LAZARE | OCTOBER 05, 2013
"Report exposes firing and overwork of pregnant workers, routine beatings and deep poverty wages in sweatshop backed by US mega-retailers."

Gap supplier hid labour abuse in secret books: report
THE GLOBE AND MAIL | BY TU THANH HA | OCTOBER 04, 2013
"A Bangladeshi factory that produces garments for The Gap and Old Navy kept two sets of books to

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Exhibit E
Article

Australian retailers Rivers, Coles, Target, Kmart linked to Bangladesh factory worker abuse

ABC FOUR CORNERS | BY | JUNE, 24 2013 | SHARE (HTTP://WWW.ADDTHIS.COM/BOOKMARK.PHP?V=250&USERNAME=NLCNET) | SOURCE ARTICLE (HTTP://WWW.ABC.NET.AU/NEWS/2013-06-24/AUSTRALIAN-RETAILERS-LINKED-TO-SWEATSHOP-ABUSE/4773738)

Impoverished Bangladeshi workers claim they have been physically abused and threatened while working in sweatshops used by some of Australia's best-known retailers.

In one case, they were beaten and their representatives were told they would be killed if they protested against working conditions.


NEWS

Australian retailers Rivers, Coles, Target, Kmart linked to Bangladesh factory worker abuse

The ABC's Four Corners program has travelled to the country's capital Dhaka, where a number of workers revealed big Australian brands including Rivers, Coles, Target and Kmart ordered clothes from factories in Bangladesh that did not meet international standards.

The revelations come just months after international outcry over the tragic building collapse in Rana Plaza (http://www.abc.net.au/news/2013-04-30/bangladesh-building-collapse-fashion-industry/4661162), which killed more than 1,000 people and highlighted the plight of the nation's garment workers.

Key points:

- Retailers Rivers, Coles, Target and Kmart accused of ordering clothes from Bangladeshi factories that flout international standards
- Australian companies refuse to talk to Four Corners
- Garment workers say they were physically and verbally abused
- Coles workers allegedly told they would be killed if they did not 'shut their mouths'
- Bangladesh set to overtake China as world's largest garment producer
- Kmart, Target, Forever New, Cotton On only four Australian companies to sign up to safety accord

As the death toll from the Rana collapse mounted, international retailers distanced themselves from the industry.

The collapse was the latest in a number of fatal factory incidents, but local operators say they are squeezed so hard by retailers they cannot afford to ensure their factories are safe.

While none of the Australian companies would talk to Four Corners, workers in Dhaka described unacceptable conditions that see them work long hours for little pay, sometimes under the threat of abuse if deadlines are not met.

Workers describe abusive sweatshop conditions

Shahanas and Salma met the Four Corners crew a safe distance from their homes.

They are paid $3 a day working for Australian brand Rivers, and say they are put under intolerable pressure.

"The system is - how many pieces I have delivered in an hour? If I can't meet it, the abusive language starts," Shahanas said.

"They slap us on the face, on the head and on the back.

"Some workers cry at that time. They cry while they're working," Salma said.

Shahanas says her wage is so small she can only go home to her village to see her son once a year.

Four Corners travelled to the outskirts of Dhaka to speak to the manager of Shahanas and Salma's factory, Eve Dress Shirts.

But the manager denied making clothes for Rivers.

According to Shahanas, when foreign buyers visit the factory the workers are forbidden to speak to them.

Four Corners asked Rivers, which has more than 150 stores and an online business in Australia, about their relationship with Eve Dress Shirts, but they did not respond.

Workers told to shut up or be killed

Workers at the Rosita factory, which made clothes for Coles, paid its workers 22 cents per hour.

The US-based Institute of Global labour and Human Rights says it learnt about the widespread abuse of workers at the Rosita factory in 2012.

The organisation's spokesman, Charles Kernaghan, says when workers asked about their rights, the company turned on them - beating workers and firing 300.

> Workers are being arrested, beaten, tortured, threatened with sexual harassment, just on and on and on. This was a miserable sweatshop.
>
> Institute for Global Labor and Human Rights spokesman Charles Kernaghan

He says the workers' representatives were told they would be killed if they did not "shut their mouths".

The ABC has not verified the allegations.

"We found out that the Rosita and Megatex was owned by South Ocean, which is the largest Chinese manufacturer of sweaters in the world and they were cheating the workers in every single way imaginable," Mr Kernaghan said.

"Coles got back to us saying that as far as they know everything is fine, everything is perfect.

"Meanwhile, workers are being arrested, beaten, tortured, threatened with sexual harassment, just on and on and on. This was a miserable sweatshop.

"It doesn't speak well of Coles; that's for sure. I mean this is just one of those labels which doesn't care, and they will always turn their back on the workers.

"They'll always come forward with these phony codes of conduct that are never implemented."

After the publication of the US institute's report, Coles moved its operations elsewhere.

In a statement, Coles said it ceased its relationship with Rosita after it was unable to carry out an independent audit of the factory.

"Coles ordered a small amount of Mix knitwear from Rosita Knitwear in 2011," the statement said.

"The Rosita factory had been audited to international standards earlier that year and no significant issues were identified.

"Following allegations made against the factory in March 2012, Coles attempted to re-audit the factory using independent ethical auditors but was unable to gain access because the management closed the factory.

"As we could not satisfy ourselves that the factory was operating to the standards we expect under our global ethical sourcing policy, no further orders were placed with Rosita."

Coles says it has a contract with a Bangladesh supplier for an order of clothing but has "no plans to source any further product from the country".

Coles refused Four Corners' request for an interview.

Big Australian businesses fly under the radar

But there are other examples of big Australian companies who have avoided scrutiny of their business, taking advantage of Bangladesh's remoteness and lack of transparency to market cheap clothes.

There are many factories in Dhaka working for Australian brands that do not meet international standards, despite these companies' own ethical sourcing policies.

Centex Ltd is part of a large group of factories that produces for Target.

According to Centex executive director Anwarul Azim Zahid, only a few buyers take safety compliance seriously.

"If proper prices are paid, this money can be invested in proper constructions, proper buildings, proper wages and proper working environments," he said.

And when Kmart went into business with Ratul Ratul, a recent audit of the company had found the workers did not earn a living wage and there were problems with child labour.

Four Corners asked management if they could visit the factory, but were refused.

But photos taken inside the factory and obtained by Four Corners show Kmart products currently for sale in stores in Australia.

The ABC was referred to Kmart's public relations in Sydney.

Kmart used the factory for three years and only now are they planning to drop it as a supplier.

At Big Boss, clothes are produced for Cotton On and Big W.

Big Boss shares the building with other factories and a large number of shops and food stalls. The owner told Four Corners that it is possible to find a better factory than his, with no subcontracting and better conditions.

But to get that, you have to pay more.

Australian shoppers say they want change

Bangladesh's clothing production has quadrupled in the past decade and within the next few years it will overtake China as the world's largest garment producer.

European and US retailers have driven the boom and Australian retailers have joined the rush.

Garment production for Australian companies in Bangladesh has increased 1,500 per cent since 2008.



(http://www.abc.net.au/news/2013-06-22/bangladesh-factory-collapse/4773772) (http://www.abc.net.au/news/2013-06-22/bangladesh-factory-collapse/4773772)

PHOTO: Rescue workers at the collapsed Bangladesh garment factory in April this year. (Reuters) (http://www.abc.net.au/news/2013-06-22/bangladesh-factory-collapse/4773772)

But according to a survey conducted by not-for-profit aid organisation Oxfam, almost 70 per cent of Australians would pay more for their clothes if it meant workers were given an acceptable wage and worked in safe factories.

In addition, 84 per cent of Australians who took part in the survey say they want Australian companies to sign onto an accord to ensure safety standards are improved in Bangladeshi factories.

Kmart, Target, Forever New and Cotton On have signed onto the safety accord, but Big W is yet to do so.

Oxfam Australia chief Helen Szoke says companies need to be more transparent about where their garments are produced.

"European and American companies are already being transparent about where their garments are produced so why is it different for Australian companies, why can't they do the same?" she said.

"The devastation caused by the factory collapse has prompted many Australians to think twice about where their clothes come from.

"Our research shows consumers want Australian retailers to prevent further tragedies by taking greater responsibility and looking after the thousands of workers who make the clothes we wear every day."

Meanwhile the Australian Council of Superannuation Investors (ACSI) has **released a report on the sourcing patterns of 34 Australian companies (http://www.abc.net.au/news/2013-06-24/report-questions-offshore-supply-chains/4774318)**.

The report found that of the 34 companies investigated, 62 per cent did not have a publicly available policy addressing labour and human rights policy for its supply chain.

Only one-third had child and forced labour policies.

"Current disclosure levels by Australian companies, especially those in highly-exposed industries like retail clothing and food, are simply not good enough," ACSI chief Ann Byrne said in a statement.

***Watch the full Four Corners program on ABC iView.* (http://www.abc.net.au/iview/?series=2303988#/series/2303988)**

Bangladesh Injured Worker Relief Fund (https://org.salsalabs.com/o/677/p/salsa/donation/common/public/?donate_page_KEY=9963)

More updates and news about Bangladesh Rana Plaza factory collapse (http://www.globallabourrights.org/campaigns?id=0049)

Institute for Global Labour and Human Rights
5 Gateway Center, 6th Floor, Pittsburgh, PA 15222
Phone (412) 562-2406 | E-mail Institute for Global Labour and Human Rights (mailto:inbox@globallabourrights.org)

Exhibit F
Corporate Responsibility Committee Position Description

TARGET

POSITION DESCRIPTION

CORPORATE RESPONSIBILITY COMMITTEE

FUNCTION:

To press the Corporation toward being an exemplary citizen by approving policy and evaluating the performance of the Corporation in its interactions with the environments in which it does business.

MEMBERSHIP:

Committee members will be appointed by the Board and may be removed by the Board in its discretion. The Committee shall have the authority to delegate any of its responsibilities to subcommittees of one or more persons, including persons who are not directors, as permitted by law and applicable stock exchange regulations, as the Committee may deem appropriate.

RESPONSIBILITIES:

1. **Public Affairs and Community Relations**. Review and evaluate the public affairs (government affairs) and community relations programs of the Corporation and its operating companies.

2. **Community Giving**. Review and evaluate the community giving programs of the Corporation, its operating companies, and the Target Foundation; and annually recommend the charitable gift of the Corporation to the Foundation.

3. **Strategic Objectives**. Assist management in identifying and determining an appropriate response to emerging public issues critical to achievement of the Corporation's strategic objectives related to its constituencies, including its guests, team members, shareholders and communities.

4. **Reporting to the Board**. Report and recommend to the Board its findings and observations.

5. **Oversight**. Oversee the Corporation's programs in response to previously identified public issues.

6. **Advisors and Consultants**. Possess sole authority to retain or terminate, as it deems necessary or appropriate, consultants or outside advisors to assist with the foregoing functions. The Corporation will provide appropriate funding, as determined by the Committee, to compensate any such consultants or other advisors.

7. **Evaluation**. Annually evaluate the performance of the Committee.

Exhibit G
2012 Corporate Responsibility Report (excerpt)



2012





2012
Corporate Responsibility Report



TAKE CHARGE OF EDUCATION®
SCHOOL LIBRARY MAKEOVERS

Indicator	Description	Reported	Cross-Reference
Human Rights			
HR1	Percentage and total number of significant investment agreements and contracts that include clauses incorporating human rights concerns, or that have undergone human rights screening.	**Not**	
HR2	Percentage of significant suppliers, contractors and other business partners that have undergone human rights screening, and actions taken.	**Fully**	Responsible Sourcing - 43
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained.	**Partially**	Responsible Sourcing - 36, 37, 44
HR4	Total number of incidents of discrimination and corrective actions taken.	**Not**	
HR5	Operations and significant suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and actions taken to support these rights.	**Not**	
HR6	Operations and significant suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor.	**Fully**	Responsible Sourcing - 49
HR7	Operations and significant suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor.	**Fully**	Responsible Sourcing - 49, 53
HR8	Percentage of security personnel trained in the organization's policies or procedures concerning aspects of human rights that are relevant to operations.	**Not**	
HR9	Total number of incidents of violations involving rights of indigenous people and actions taken.	**Not**	
HR10	Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments.	**Fully**	Company Overview - 5 Responsible Sourcing - 43 *Because Target does not own its factories, our global sourcing offices are the only operations we own. These offices are subject to the same standards and policies as our domestic offices. Human rights considerations are made when exploring new countries for office locations.*
HR11	Number of grievances related to human rights filed, addressed and resolved through formal grievance mechanisms.	**Not**	
Society			
SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs.	**Partially**	Stakeholder Engagement - 7-9 Safety & Preparedness - 76 Legacy of Giving and Service - 84 Civic Activity - 94
SO2	Percentage and total number of business units analyzed for risks related to corruption.	**Not**	
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures.	**Not**	